Introducing our Plasma DEX v1


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We're working on a plasma-based DEX that reimagines trading from the ground up. You can view the preview here for now: https://plasma.altcoin.io/

Imagine having the speed, ease, and UI of a centralized exchange, with all the security advantages of a decentralized one-that's Altcoin.io.
We've seen countless new DEXs popping up over the last few months, and this is a great thing. Finally the market is waking up to the failure of centralized exchanges.

But despite losing their users billions of dollars in hacked funds, centralized exchanges still dominate the market. To compete and really change this market for the better, DEXs must have the following characteristics:

- Instant trustless trading
- A great user experience
- Blockchain interoperability
- Liquidity

As you know, we've been working on atomic swaps and smart contracts to address both trustless trading and blockchain interoperability. While we've had some success, atomic swaps fail to provide a great user experience for two reasons:

- Transactions can take minutes to be confirmed on their blockchains.
- Users will have to pay high blockchain transaction fees.

This constrains trading volume, liquidity, and creates a frustrating trading experience. The community wants security, but not at the expense of transaction speed. So we're focusing on building an instant and trustless trading model with an amazing user experience for our upcoming release next month.

Introducing The Altcoin.io Side-Chain

In their Plasma Whitepaper, Vitalik Buterin and Joseph Poon propose sidechains as a solution to the scalability problem.


Ethereum Smart Contract
Users deposit their tokens here. Smart contracts provide proof of deposit to altcoin.io sidechain. They keep block headers as a proof of state in sidechain in case it has to be used in mass or as fraud-proof.
Tokens get locked
Withdrawal verified
Deposit proof is provided to altcoin.io sidechain
Withdrawal request is submitted and is being verified by smart contract
Altcoin.io sidechain
Altcoin.io sidechain is made of public tender mint nodes which verify transactions. Some nodes are run by altcoin.io and are called operator nodes. Withdrawal transactions signed by these are valid if no complaint is made by a verifi-er. Verviers Altcoin.io sidechain will support 4 basic types of transactions:
Verify deposit on Ethereum
Make orders
Take orders
Withdrawal transactions (burning tokens)

Plasma is a smart contract on the Ethereum network which locks value and provides proof of locked value (i.e. tokens) to a sidechain. Once tokens are locked in smart contracts they become available for users to transact on the sidechain.

Plasma solves the problem of scaling our DEX in two ways.

- First, sidechains can exist for each application on the blockchain. Our application is our DEX, so the Altcoin.io sidechain performs only the specific transactions we need to run, meaning we can support a far greater number.
- Second, Plasma reaches consensus using Proof Of Authority (PoA). In other words, an operator (i.e. an Altcoin.io main node) signs transactions and commits them to blocks.

Preventing Fraud and Double Spending

Verifiers prevent fraud and double spending in sidechains by watching committed transactions and reporting bad behaviour. By rewarding verifiers with transaction fees (altcoin.io exchange maker taker fees in this case), they're economically incentivised to ensure all transactions are valid.

If verifier nodes spot fraudulent or malicious behavior on the operator side, they will trigger a "mass exit" by reporting it to users. After providing proof of ownership from the latest legitimate state in the sidechain, users can unlock their funds from smart contracts. The smart contract verifies ownership using sidechain block headers that are submitted regularly to the Ethereum network.

Ensuring Security & Full Token Control

Our next release will include a "mass exit" mechanism which ensures you never lose your crypto assets. If we're hacked, our servers fail, or we experience malicious behaviour, you can exit our exchange without losing a penny.

Altcoin.io will use Tendermint as a consensus mechanism in the sidechain. Tendermint is perfect for creating sidechains and we're building deposit, withdrawal, and mass exit mechanisms on top of Tendermint Core.

As we get closer to launch we'll be providing more technical details.

But What About Liquidity?

Fragmented liquidity is a problem facing all DEXs, so it makes sense to work together.

The next version of our DEX will allow us to share our secure trading engine while you customize the exterior however you'd like. You can add extra features, change the UX/UI, mold the exchange to your brand, and tailor everything to your existing traders.


altcoin.io
Shared
Liquidity Pool
Participats'
Profits
Customizable
Interfaces
Secure Order Matching
Trading Engine

Many people looking to build a DEX or wallet lack the knowledge and technology to do it, and rush to a white paper just so they can afford the expertise to make their vision a reality. This just slows the community's progress to a better market. Instead, we want to help power potentially 100s of DEXs and solve the liquidity issue for good.

Stay tuned for more details as we continue to focus on what matters-development and innovation above anything else.

CONTACT ALTCOIN TO LEARN MORE

support@altcoin.io

www.altcoin.io